SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 15)

Lazare Kaplan International Inc.

(Name of Company)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

521078-10-5

(CUSIP Number)

Warshaw Burstein, LLP

555 Fifth Avenue

New York, New York 10017

Attn: Frederick R. Cummings, Jr., Esq.

(212) 984-7700

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 15, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Maurice Tempelsman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds:
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power	1,534,850
Shares Bene-
ficially Owned	8.	Shared Voting Power	0
By Each
Reporting	9.	Sole Dispositive Power	1,534,850
Person With
	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
1,534,850

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11)
22.5%

14.	Type of Reporting Person (See Instructions)

IN

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Leon Tempelsman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds:
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization

Number of	7.	Sole Voting Power	3,854,829
Shares Bene-
ficially Owned	8.	Shared Voting Power	0
By Each
Reporting	9.	Sole Dispositive Power	3,771,782
Person With
	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
3,854,829

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11)
56.6%

14.	Type of Reporting Person (See Instructions)

IN

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Leon Tempelsman & Son (13-3208438)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds:

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power	1,528,416
Shares Bene-
ficially Owned	8.	Shared Voting Power	0
By Each
Reporting	9.	Sole Dispositive Power	1,528,416
Person With
	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
1,528,416

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11)
22.4%

14.	Type of Reporting Person (See Instructions)

PN

This Amendment No. 15 modifies and supplements the Schedule 13D of the Reporting Persons with respect to the securities of Lazare Kaplan International Inc. (the "Company"). Except to the extent amended and supplemented by the information contained in this Amendment No. 14, such Schedule 13D, as heretofore amended, remains in full force and effect. All capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

On October 15, 2013, pursuant to an Agreement Granting Company Option to Purchase Shares (the “Call”) by and between the Company and Leon Tempelsman dated September 6, 2013 (filed as an Exhibit to Amendment No. 14 to the Schedule 13D of the Reporting Persons), the Company repurchased from Leon Tempelsman 625,000 shares of common stock of the Company (the “Shares”) for an aggregate purchase price of $875,000.

Item 4.	Purpose of Transaction

Leon Tempelsman sold the Shares pursuant to his contractual obligations under the Call.

Item 5.	Interest in Securities of the Company

Maurice Tempelsman is the record owner of 6,434 shares of Common Stock. Mr. Tempelsman is deemed to own beneficially the 1,528,416 shares owned of record by Leon Tempelsman & Son, a New York limited partnership ("LTS"), of which Maurice Tempelsman and Leon Tempelsman are the general partners, or an aggregate of 1,534,850 shares.

Maurice Tempelsman has sole power to vote and to dispose of all of the foregoing shares, or an aggregate of 1,534,850 shares.

Leon Tempelsman is the record owner of 2,243,366 shares of Common Stock. Leon Tempelsman is deemed to own beneficially (i) 2,240 shares held of record by his spouse, (ii) 34,641 shares held as custodian for his children, (iii) an aggregate of 46,166 as trustee of trusts for the benefit of his two sisters, as to all of which shares Leon Tempelsman has been granted a proxy, and (iv) 1,528,416 shares owned of record by LTS, or an aggregate of 3,854,829 shares. Leon Tempelsman has sole power to vote all of the foregoing shares.

Leon Tempelsman has sole power to dispose of the shares held by him of record, and the 1,528,416 shares held by LTS, or an aggregate of 3,771,782 shares.

LTS, a New York limited partnership of which the Tempelsmans are the general partners, is the record owner of 1,528,416 shares of Common Stock.

The foregoing percentages are based on an aggregate of 6,816,576 shares of Common Stock outstanding as of October 15, 2013 (i.e., (v) 8,252,679 shares of Common Stock outstanding as of February 28, 2009, as set forth in the Company’s most recently filed Form 10-Q, less (w) the net amount of 1,451,103 shares of Common Stock transferred back to the Company previously held by a shareholder, plus (x) 15,000 shares issued pursuant to a restricted share grant, plus (y) 625,000 treasury shares issued to Leon Tempelsman on July 18, 2013, less (z) 625,000 shares repurchased by the Company from Leon Tempelsman on October 15, 2013). Maurice Tempelsman, Leon Tempelsman and LTS each disclaims beneficial ownership of the shares owned directly by the other.

Except as set forth above, the Reporting Persons do not share with others the power to vote or to direct the vote of, or the power to dispose of or to direct the disposition of, any other shares of Common Stock.

Except as set forth above, the Reporting Persons have not effected any transactions in the Common Stock since the filing of Amendment No. 15 of this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

Except as described in Item 5 of this Amendment No. 15, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, any agreement concerning (i) transfer or voting of any securities of the Company, (ii) finder's fees, (iii) joint ventures, (iv) loan or option arrangements, (v) puts or calls, (vi) guarantees of profits, (vii) divisions of profits or losses, or (viii) the giving or withholding of proxies.

SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to the undersigned, is true, complete and correct.

Dated: October 21, 2013

/s/ Maurice Tempelsman
MAURICE TEMPELSMAN

/s/ Leon Tempelsman
LEON TEMPELSMAN

LEON TEMPELSMAN & SON

By:	/s/ Maurice Tempelsman
Maurice Tempelsman, General Partner

By:	/s/ Leon Tempelsman
Leon Tempelsman, General Partner